UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2004
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

New York State Electric & Gas Corporation
  Tax Deferred Savings Plan for Hourly Paid Employees
P.O. Box 3287
Ithaca, New York 14852-3287

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The New York State Electric & Gas Corporation Tax Deferred Savings Plan for Hourly Paid Employees (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2004 and 2003 and supplemental schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees

Date: June 28, 2005	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 28, 2005	By /s/Robert D. Kump Robert D. Kump Committee Member
Date: June 28, 2005	By /s/Joseph Syta Joseph Syta Committee Member

APPENDIX 1

NEW YORK STATE ELECTRIC & GAS CORPORATION
TAX DEFERRED SAVINGS PLAN FOR HOURLY PAID EMPLOYEES

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2004
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Index to Financial Statements and Supplemental Schedules

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
New York State Electric & Gas Corporation
   Tax Deferred Savings Plan for Hourly Paid Employees

We have audited the accompanying statement of net assets available for benefits of the New York State Electric & Gas Corporation Tax Deferred Savings Plan for Hourly Paid Employees (the Plan) December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the New York State Electric & Gas Corporation Tax Deferred Savings Plan for Hourly Paid Employees as of December 31, 2004, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of or for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost and net gain or loss on certain transactions. Disclosure of this information is required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The schedule of assets held (at end of year) that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant directed plan assets held by the Plan. Disclosure of this information is required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 24, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
New York State Electric and Gas Corporation Tax Deferred Savings Plan

   for Hourly Paid Employees

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the New York State Electric and Gas Corporation Tax Deferred Savings Plan for Hourly Paid Employees (the "Plan") at December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

New York, New York
June 24, 2004

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
	2004	2003

Assets:
Investments, at fair value:
Registered Investment Companies	$ 114,811,752	$ 114,413,658
Common/Collective Trust	12,056,949	2,118,324
Energy East Corporation Stock Fund	55,804,717	48,852,215
Participant loans	3,353,065	3,436,704

	186,026,483	168,820,901
Receivables:
Due from broker for securities sold	-	21,758
Contributions Receivable	299,486	-

	299,486	21,758

Net assets available for benefits	$ 186,325,969	$ 168,842,659

See notes to financial statements.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003
	2004	2003

Additions:
Investment income:
Net appreciation in fair value of investments	$ 17,627,831	$ 19,936,159
Interest and dividends	3,715,883	3,675,318

	21,343,714	23,611,477

Contributions:
Participant	10,099,314	10,367,261
Employer	1,238,611	1,204,475
Contributions Receivable - Employer	53,361	-
Contributions Receivable - Employee	246,125	-

	11,637,411	11,571,736

Total additions	32,981,125	35,183,213

Deductions:
Benefits paid to participants	15,399,043	9,397,693
Transfers to other qualified plans	98,772	1,470,209
Administrative expenses	-	9,244

Total deductions	15,497,815	10,877,146

Net increase	17,483,310	24,306,067
Net assets available for benefits: Beginning of year	168,842,659	144,536,592

End of year	$ 186,325,969	$ 168,842,659

See notes to financial statements.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Notes to Financial Statements
December 31, 2004 and 2003

1.   DESCRIPTION OF THE PLAN

The following description of the New York State Electric & Gas Corporation (Company) Tax Deferred Savings Plan for Hourly Paid Employees (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established, effective January 1, 1986, by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering hourly paid employees of the Company as well as hourly paid employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

An hourly paid employee may become a participant in the Plan as of the first day of any calendar month that commences after the completion of the employee's first 30 days of employment.

Contributions

Contributions to the Plan are allocated to participant accounts.

Participant contributions, with certain exceptions, range from 1% to 50% of the participant's base compensation and may include overtime pay and are subject to limitations stipulated by the Code. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2003 was $2,000 and increases by $1,000 a year until the additional contribution reaches a maximum of $5,000 in 2006.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after tax distributions from employer retirement plans and spousal death benefit payments.

The Company contributes solely to the Energy East Corporation Stock Fund an amount equivalent to 25% of the participant's contributions to any investment option (up to 1.5% of the participant's annual base compensation as of the first day of the year). (See Note 4.)

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Notes to Financial Statements
December 31, 2004 and 2003

1.   DESCRIPTION OF THE PLAN  (Continued)

As of January 1, 2002, the Energy East Corporation Stock Fund was converted to an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash. The participant can transfer the Company's matching contribution in the Energy East Corporation Stock Fund to other available investment options.

Benefit Payments

On termination of service a participant may elect either a lump sum amount equal to the value of the participant's interest in the participant's account, or installments over a period permissible under the Code. Distributions from all investment options, except the Energy East Corporation Stock Fund, are made in cash. Distributions from the Energy East Corporation Stock Fund are made in either whole shares of Energy East common stock or in cash, as specified by the participant, except as may otherwise be determined by the Plan's administrative committee and except that the value of any fractional share shall be paid in cash.

Vesting

Participants have full and immediate vesting rights in participant and employer contributions, investment earnings and other amounts allocated to their accounts.

Participant Loans

Participants may, under certain circumstances, borrow against their account balances. A Plan participant may borrow a minimum of $1,000 and up to a maximum of one-half of the participant's vested account balance or $50,000, less the highest outstanding loan balance in the prior twelve months, whichever is less. The term of the loan may not exceed five years, and the interest rate will be equal to the prime interest rate listed in the Wall Street Journal on the first day of the month in which the loan is issued plus 1%. Interest rates on loans outstanding at year end range from 5.00% to 10.50% for 2004, and 2003. This provides the Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. The loan must be repaid by payroll deductions over the term of the loan. Loan payments are credited to an applicable fund based upon the participant's current elections. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Notes to Financial Statements
December 31, 2004 and 2003

2.   SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year end. The Energy East Corporation Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year end. Participant loans are valued at cost, which approximates fair value.

Purchase and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Payments of Benefits

Benefits are recorded when paid.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan subject to the provisions of the Company's collective bargaining agreement. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003:
	2004	2003

PIMCO Total Return Fund	$ 10,030,391	$ -
Putnam Voyager Fund	-	34,104,640
Fidelity Diversified International Fund	12,620,054	8,742,581
Putnam Fund for Growth and Income	-	30,512,889
Putnam Money Market Fund	-	11,880,810
Energy East Corporation Stock Fund	55,804,717	48,842,215
T. Rowe Price Equity Income Fund	32,798,139	-
J. P. Morgan Stable Value Fund	12,056,949	-
T. Rowe Price Growth Stock Fund	34,883,581	-

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Notes to Financial Statements
December 31, 2004 and 2003

3.   INVESTMENTS  (Continued)

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2004 and 2003, as follows:
	2004	2003

Registered Investment Companies	$ 8,118,506	$ 18,657,049
Common/Collective Trust	317,353	401,130
Energy East Corporation Stock Fund	9,191,972	877,980

	$ 17,627,831	$ 19,936,159

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

Company contributions to the Energy East Corporation Stock Fund are nonparticipant-directed investments. Information about the net assets at December 31, 2004, and the significant components of the changes in net assets for the year ended December 31, 2004, relating to the nonparticipant-directed investments is as follows:
	2004	2003

Net Assets:
Energy East Corporation Stock Fund - nonparticipant-directed investments	$ 23,139,571	$ 20,194,845
Changes in Net Assets:
Net appreciation in fair value	3,936,897	407,888
Interest and dividends	962,115	925,122
Employer matching contributions	1,239,058	1,204,475
Benefits paid to participants	(1,470,850)	(800,745)
Net Transfers	(1,688,961)	-
Net Loan Transactions	(33,533)	-

	$ 2,944,726	$ 1,736,740

5.   INCOME TAX STATUS

The Company has received its most recent determination letter from the Internal Revenue Service, dated March 9, 2000, that the Plan qualifies as a tax deferred savings plan under Sections 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and management believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies which were managed by Putnam Fiduciary Trust Company (Putnam) through December 30, 2004 and by T. Rowe Price Retirement Plan Services (T. Rowe Price) as of December 31, 2004. Putnam was the trustee as defined by the Plan through December 30, 2004 and T. Rowe Price became the trustee as defined by the Plan effective December 31, 2004; therefore, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

7.   ADMINISTRATIVE EXPENSES

Substantially all administrative expenses are paid for by the Company.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004
	Identity of Issue	Description of Investment	Current Value

	Pimco Total Return Fund	Registered Investment Company	$ 10,030,391
*	T. Rowe Price Equity Income Fund	Registered Investment Company	32,798,139
	Fidelity Diversified International Fund	Registered Investment Company	12,620,054
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	34,833,581
	J. P. Morgan Stable Value Fund	Common/Collective Trust	12,056,949
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	296,537
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	889,632
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	2,716,399
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	5,196,675
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	2,558,359
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	1,459,647
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	939,394
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	490,881
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	152,239
	Vanguard Explorer	Registered Investment Company	6,179,112
	Vanguard Institutional Index Fund	Registered Investment Company	3,468,712
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	55,804,717
	Loan Fund	Participant Loans (5.00% - 10.50%)	3,535,065

	Total assets held at end of year		$ 186,026,483

*	Party-in-interest

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2004

(a) Identity of Party Involved	(b) Description of Assets (Include Interest Rate and Maturity in Case of Loan)	(c) Purchase Price	(d) Sales Price

*Putnam Investments	Putnam Voyager Fund	$ -	$ 32,798,806
*Putnam Investments	Putnam Fund for Growth and Income	-	32,798,067
*Putnam Investments	Putnam Money Market Fund	-	12,056,949
Putnam Investments	Fidelity Diversified International Fund	-	12,620,054
*T. Rowe Price	T. Rowe Price Growth Stock Fund	34,833,581	-
*T. Rowe Price	T. Rowe Price Equity Income Fund	32,798,139	-
T. Rowe Price	J. P. Morgan Stable Value Fund	12,056,949	-
T. Rowe Price	Fidelity Diversified International Fund	12,620,054	-
T. Rowe Price	PIMCO Total Return Fund	10,030,391	-

(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

$ -	$ -	$ -	$ 32,798,806	$ -
-	-	-	32,798,067	-
-	-	-	12,056,949	-
-	-	-	12,620,054	-
-	-	34,833,581	34,833,581	-
-	-	32,798,139	32,798,139	-
-	-	12,056,949	12,056,949	-
-	-	12,620,054	12,620,054	-
-	-	10,030,391	10,030,391	-

*  Indicates party-in-interest.

Note: The above transactions represent mandated purchases and sales upon the change in trustee. All other transactions were participant-directed, and thus are not presented on this schedule.